M ALI PANJWANI

Partner

DIRECT TEL: 212-326-0820

DIRECT FAX: 212-798-6319

ali.panjwani@pryorcashman.com

May 31, 2016

Via Edgar

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	William H. Thompson
Accounting Branch Chief, Office of Consumer Products

Re:	InterCloud Systems, Inc.
Form 8-K filed May 23, 2016
File No. 0-32037

Dear Mr. Thompson:

On behalf of InterCloud Systems, Inc., a Delaware corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated May 24, 2016 (the “Comment Letter”) relating to the Current Report on Form 8-K filed by the Company with the SEC on May 23, 2016 (the “Form 8-K”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing Amendment No. 1 to the Form 8-K (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

1.	Please amend to provide a brief description of the errors to the extent known at this time. Refer to Item 4.02(a)(2) of Form 8-K.

Securities and Exchange Commission

May 31, 2016

Response: The Company has complied with this comment by including the requested disclosure in Amendment No. 1.

The Company acknowledges (i) its responsibility for the adequacy and accuracy of the disclosure in the Form 8-K and in Amendment No. 1; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Form 8-K or Amendment No. 1; and (iii) it may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me by telephone at (212) 326-0846.

Very truly yours,

/s/ M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Mark Munro